

November 4, 2010

Yosef A. Maiman
Chief Executive Officer and President
Ampal-American Israel Corporation
555 Madison Avenue
New York, NY 10022

>   **Re: Ampal-American Israel Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 8, 2010**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Filed August 4, 2010**
>   **Definitive Proxy Statement**
>   **Filed March 31, 2010**
>   **File No. 000-00538**

Dear Mr. Maiman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

4.   We have reviewed your response to comment 1 in your letter dated October 21, 2010 and note that you have indicated that the free cash flows used in your calculation of the value of your investment in EMG are after tax of the Company, yet in your example below, you are using free cash flows before consideration of taxes at US tax rates, which would be the ultimate tax rate in either calculation presented in your response. Please tell us whether the free cash flows used in your actual calculation of the value of EMG include the impact of United States taxes, and if not, please tell us why. We note that you are

projecting the sale of EMG to a U.S. investor that holds 10% or more of the Company and has ability to use the tax paid in Egypt as tax credit for U.S. purposes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney Advisor, at (202) 551-3391 or Jennifer Gowetski, Attorney Advisor, at (202) 551-3401 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief